Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-1 of Memorial Production Partners LP of our report dated November 19, 2012, with respect to the consolidated and predecessor combined balance sheets of Memorial Production Partners LP as of December 31, 2011 and 2010, and the related consolidated and predecessor combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2011 and to the reference to our firm under the heading “Experts” in the prospectus, which is part of the registration statement.

As discussed in Note 1 to the consolidated and predecessor combined financial statements, the balance sheets, and the related statements of operations, equity, and cash flows have been prepared on a combined basis of accounting.

/s/ KPMG LLP

Dallas, TX

November 19, 2012